Prospectus Supplement No. 11	Filed pursuant to Rule 424(b)(3)
to Prospectus dated July 7, 2006	File No. 333-133182
HEALTH BENEFITS DIRECT CORPORATION
     This document supplements the prospectus, dated July 7, 2006, relating to offers and resales of up to 33,550,000 shares of our common stock, including 8,650,000 shares issuable upon the exercise of warrants. This prospectus supplement is incorporated by reference into the prospectus. The prospectus was filed as part of our Registration Statement on Form SB-2, as amended (File No. 333-133182). This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.
Entry into Agreement and Plan of Merger
     On September 21, 2007, we entered into an Agreement and Plan of Merger, or the Merger Agreement, among us, HBDC Acquisition, LLC, a Delaware limited liability company and our wholly-owned subsidiary, or the Merger Sub, System Consulting Associates, Inc., a Pennsylvania corporation, or SCA, and the shareholders of SCA party thereto. The transactions contemplated under the Merger Agreement are expected to close on October 1, 2007.
     The Merger Agreement provides for a business combination whereby SCA will be merged with and into the Merger Sub in accordance with the terms of the Merger Agreement, with the Merger Sub continuing as the surviving corporation and as our wholly-owned subsidiary. The aggregate amount paid by us at closing with respect to all outstanding shares of capital stock of SCA, or the Merger Consideration, will be $2,000,000, consisting of (a) $850,000 in cash and (b) such number of unregistered shares of our common stock that have a value of $1,150,000 based on the average closing price per share of our common stock on The Over the Counter Bulletin Board on the five consecutive trading days preceding the closing. Upon the effectiveness of the merger, each share of SCA common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive a pro rata portion of the Merger Consideration. We will place certificates representing an amount equal to $300,000 of our common stock that otherwise would be payable to the shareholders of SCA as Merger Consideration into an escrow account, which will be held in escrow for a period of one year to satisfy any indemnification claims by us or the Merger Sub under the Merger Agreement.
     The shareholders of SCA have agreed to jointly and severally indemnify us and the Merger Sub from any losses in connection with, among other things, fraud or the breach of any representation relating to capitalization, organization and good standing, authority and enforceability, and brokers or finders fees and taxes, provided that the maximum liability of any shareholder of SCA other than Robert Oakes shall be such shareholder’s proportionate share of the Merger Consideration. Subject to certain exceptions, the SCA shareholders’ total indemnification obligations are capped at $1,000,000.
     We, SCA and the shareholders of SCA have made customary representations, warranties and covenants in the Merger Agreement, including a covenant by the shareholders of SCA not to compete with the business of, or solicit any employee of, SCA or the surviving entity for a period of three years after the effective time of the merger. The Merger Agreement contains certain termination rights for both us and SCA.
     The Merger Agreement contains, among other customary closing conditions, that the Merger Sub and the former partners of BileniaTech, L.P., a Delaware limited partnership, or Bilenia, enter into an Agreement to Transfer Partnership Interests, whereby the former Bilenia partners will sell to the Merger Sub, immediately prior to the closing of the merger, all of the partnership interests of Atiam Technologies, L.P., a Delaware limited partnership and a subsidiary of SCA, owned by such partners for total consideration of $1,000,000, thereby vesting in the Merger Sub a 100% ownership interest in Atiam Technologies, L.P. upon the closing of the merger.
     Simultaneously with the closing of the merger and pursuant to the Merger Agreement, we have agreed to enter into a Registration Rights Agreement with each of the shareholders of SCA relating to the shares of our common stock issued to the shareholders of SCA under the Merger Agreement.
     Our board of directors and the sole manager and sole member of the Merger Sub separately approved the Merger Agreement, the merger and related transactions.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus any prospectus supplement. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is September 27, 2007